SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A. Corporate Taxpayer ID (CNPJ/MF) 42.150.391/0001-70 Publicly Traded Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”) hereby announces, in accordance with Article 157, Paragraph 4 of Federal Law 6,404/76 and with CVM Instruction 358/02, as amended, that it entered into, on the date hereof, a share sales agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), through which it committed to acquire, upon the fulfillment of certain conditions provided for in the Agreement ("Acquisition"), shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”).

To Braskem, the leading producer of thermoplastic resins in the Americas, the Acquisition aims to strengthen its vinyls business and the vinyls chain in Brazil and Argentina, given the growing regional demand for PVC and Caustic Soda. The Acquisition also adds potential synergies and scale improvements for Braskem to consolidate itself as a relevant player in the international market.

Furthermore, the Acquisition establishes an industrial presence by Braskem in Argentina, which is one of the large consumer markets in South America, where the Company has already been engaged in commercial operations for over 20 years, and also reinforces its strategy of combining investment with access to new alternative sources of competitive feedstock.

Solvay Indupa, a PVC and Caustic Soda producer, owns two integrated industrial facilities that enjoy privileged geographic positions close to large consumer markets, which are located in: (i) Santo André, São Paulo, with the capacity to produce 300 kton of PVC and 170 kton of Caustic Soda; and (ii) Bahía Blanca in the Province of Buenos Aires, with the capacity to produce 240 kton of PVC and 180 kton of Caustic Soda.

The Agreement provides for the acquisition by Braskem of 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa that are held by Solvay Argentina, at the price per share of US$ 0.085, to be paid upon the settlement of the Acquisition. The Acquisition price was based on the Enterprise Value of US$ 290 million.

Meanwhile, Solvay Indupa holds, on the date hereof, (i) 158,534,671 shares in Solvay Indupa do Brasil S.A. (“Indupa Brasil”) representing 99.99% of the total and voting capital of Indupa Brasil; and (ii) 1,010,638  shares in Solalban Energía S.A. (“Solalban”) representing 58.00% of the total and voting capital of Solalban. As a result of the Acquisition, Braskem will become an indirect shareholder of Indupa Brasil and of Solalban.

Through the Acquisition, Braskem increases its annual production capacity to 1,250 kton of PVC and 890 kton of Caustic Soda.

As a result of the Acquisition, Braskem must carry out a public tender offer for shares representing 29.41% of the capital of Solvay Indupa traded on the Buenos Aires Stock Exchange (BCBA), pursuant to governing legislation, and also plans to cancel the registration of Solvay Indupa at the Securities and Exchange Commission of Brazil (CVM).

The conclusion and effective implementation of the Acquisition is subject to, among other operational conditions, approval by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica). Furthermore, the Acquisition will be notified to the São Paulo Stock Exchange (Bovespa), to the Securities and Exchange Commission of Brazil (CVM), to the Argentina’s antitrust agency (Comisión Nacional de Defensa de la Competencia - CNDC), to the Securities and Exchange Commission of Argentina (CNV), to the Buenos Aires Stock Exchange (BCBA), to the U.S. Securities and Exchange Commission (SEC), to the New York Stock Exchange (NYSE) and to the Latibex market for Latin American Stocks on the Madrid Stock Exchange (Latibex).

The Company will keep its shareholders and the market duly informed in a timely manner of any further developments arising from the Acquisition. More information can be obtained from Braskem’s investor relations department at: Av. das Nações Unidas, nº 8.501, 25º andar, Pinheiros, São Paulo/SP - www.braskem-ir.com.br.

São Paulo, December 17, 2013

Braskem S.A. Mario Augusto da Silva Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.